March 16, 2026

Brian Culley
Chief Executive Officer
Lineage Cell Therapeutics, Inc.
2173 Salk Avenue, Suite 200
Carlsbad, CA 92008

        Re: Lineage Cell Therapeutics, Inc.
            Registration Statement on Form S-3
            Filed March 11, 2026
            File No. 333-294202
Dear Brian Culley:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Edwin Astudillo